Textura Corporation

1405 Lake Cook Road

Deerfield, IL 60015

June 4, 2013

BY EDGAR

United States Securities and  Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:                             Textura Corporation

Registration Statement on Form S-1

File No. 333-187745

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Textura Corporation (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 3:00 p.m. Eastern time on June 6, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)                                     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                               the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 [Signature page follows]

Very truly yours,

Textura Corporation

By:	/s/ Ryan Lawrence
Name: Ryan Lawrence
Title: Senior Vice President, Chief Legal Officer